UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2014

Or

❑	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number: 1-12162

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

Required Information

Item 4.

Financial Statements as of December 31, 2014 and 2013 and for the Year Ended December 31, 2014, Supplemental Schedule as of December 31, 2014, and Reports of Independent Registered Public Accounting Firms

BorgWarner Inc.
Retirement
Savings Plan
Financial Statements as of December 31, 2014 and
2013, and for the Year Ended December 31, 2014,
Supplemental Schedule as of December 31, 2014,
and Reports of Independent Registered Public
Accounting Firms

BORGWARNER INC. RETIREMENT SAVINGS PLAN

Index

Page

Reports of Independent Registered Public Accounting Firms	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	5

Notes to Financial Statements as of December 31, 2014 and 2013 and for the Year Ended December 31, 2014	6

Supplemental Schedule:

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014	15

Note:
All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of
the BorgWarner Inc. Retirement Savings Plan
Auburn Hills, MI

We have audited the accompanying statements of net assets available for benefits of the BorgWarner Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of the Schedule of Assets (Held at End of Year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Troy, Michigan
June 5, 2015

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
BorgWarner Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BorgWarner Inc. Retirement Savings Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
June 4, 2014

BORGWARNER INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013
(in thousands)

	2014	2013
NET ASSETS:
Cash	$550	$301
Investments at fair value	997,058	981,608
Participant contributions receivable	166	158
Company contributions receivable	186	194
Notes receivable from participants	11,530	11,163
Total assets	1,009,490	993,424

Accrued liabilities	56	105

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,009,434	993,319

Adjustment from fair value to contract value for interest in common trust relating to fully benefit-responsive investment contracts	(1,990)	(2,085)

NET ASSETS AVAILABLE FOR BENEFITS	$1,007,444	$991,234

See accompanying notes to financial statements.

BORGWARNER INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014
(in thousands)

ADDITIONS TO NET ASSETS:
Investment income:
Net appreciation in fair value of investments	$29,269
Dividend income	11,155
Net investment income	40,424

Interest income on notes receivable from participants	462
Contributions from participants	25,952
Contributions from the Company	25,248
Total additions	92,086

DEDUCTIONS FROM NET ASSETS:
Participants’ withdrawals	75,273
Administrative expenses	603
Total deductions	75,876

NET INCREASE	16,210

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	991,234

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$1,007,444

See accompanying notes to financial statements.

BORGWARNER INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014
__________________________________________________________________________________

1.	DESCRIPTION OF PLAN

The following description of the BorgWarner Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General - The Plan was established on January 27, 1993 as a defined contribution plan under Section 401(a) of the Internal Revenue Code (IRC), designed to provide eligible employees of BorgWarner Inc. (the "Company") with systematic savings and tax advantaged long-term savings for retirement.
The Company is the sponsor of the Plan and has assigned the Employee Benefits Committee (the “Committee”) to oversee the Plan.
The Committee appointed T. Rowe Price Retirement Plan Services, Inc. and T. Rowe Price Trust Co. (the “Trustee”) to perform the administrative, investment, and Trustee services for the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Master Trust Termination - Effective December 31, 2013, the Committee executed an amendment with the Trustee to terminate the BorgWarner Inc. Retirement Savings Master Trust (the "Master Trust"). The Master Trust was established on December 30, 2005 for the purpose of pooling and commingling trust assets of a number of defined contribution plans of the Company for investment and administrative purposes.
Eligibility - Employees of the Company, and employees of its divisions, subsidiaries, or affiliates that have adopted the Plan, subject to the consent of the Committee, are immediately eligible to start making employee contributions as of their date of hire.
Hourly employees of the Ithaca plant covered by the collective bargaining agreement between the Company and the International Brotherhood of Teamsters Local 317 become eligible in the Plan upon completion of 60 days of employment and are eligible for Company contributions after 6 months of employment.
Participants' Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan expenses and losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, including:
Company Retirement Account - The Company makes contributions as a percentage of a participant's compensation, based on years of vested service and age, to this account on behalf of each eligible participant. The first 3% of this compensation is characterized as a non-elective safe harbor contribution, except for Ithaca hourly employees.
For Ithaca hourly employees, the Company contributes an amount to this account for each hour worked or for which employees receive holiday, vacation, jury duty, bereavement, or bonus pay, based on years of service, and range from $0.55 per hour to $0.96 per hour.

No employee contributions are made to this account.
Savings Account - Participants may voluntarily contribute from 1% to 28% of their compensation to this account, subject to IRC limitations. New employees are automatically enrolled at 3% upon completing 60 days of service, unless they elect not to participate or they elect a different percentage rate. The Company makes contributions equal to 100% of the first 3% of participant pre-tax contributions.
Retiree Health Account - Participants may voluntarily contribute from 1% to 3% of their compensation to this account. The Company makes contributions equal to 100% of participants' contributions to this account, limited to $500 per year. No after-tax contributions are allowed. Similarly, the Company provided a Retiree Health Account for Ithaca hourly employees, after the collective bargaining agreement’s applicable waiting periods.
Investment Options - Participants elect to invest their account balances (including current and accumulated contributions, current and accumulated Company contributions on behalf of participants and earnings) into various investment options offered by the Plan, including collective trust funds, mutual funds, stable value fund, money market funds, and the BorgWarner Inc. Common Stock Fund.
Vesting - Fund assets attributable to voluntary participant contributions and non-elective safe harbor Company contributions are fully vested at all times. The remaining fund assets attributable to Company contributions vest 100% upon: three years of vested service; or permanent disability, death, or attaining age 65 provided the participant is employed by the Company on that date.
Withdrawals - While participants are employed, no hardship withdrawals may be made from the Company Retirement Account or Retiree Health Account. Hardship withdrawals may be made from the Savings Account at participants' discretion, subject to certain limitations. Distribution of benefits is made upon retirement, death, or other termination of employment as permitted by the Plan and by ERISA regulations. Participants may elect to receive distributions in installments or a lump sum.
Notes Receivable from Participants - Participants may borrow, from the employee-contributed balances within the Savings Account or Retiree Health Account, a minimum of $500 and a maximum of the lesser of (a) 50% of the vested balance or (b) $50,000 reduced by the highest outstanding loan balance in the last 12 months.
Notes receivable terms generally range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. Interest rates on loans outstanding as of December 31, 2014 and 2013, ranged from 4.25% to 9.50%. Notes receivable from participants are secured by the remaining balance in the participants' accounts and are reported based on net realizable value. Principal and interest are paid ratably through payroll deductions.
Priorities upon Termination - Although the Company has expressed no intent to discontinue the Plan, it has the right to do so at any time, subject to provisions set forth in ERISA. In the event of termination, the interests of affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in participant accounts.
Forfeited Accounts - At December 31, 2014 and 2013, there were approximately $400 and $3,700 respectively, in forfeited nonvested accounts. During the year ended December 31, 2014, employer contributions were reduced by approximately $451,300 from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America (GAAP).
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the T. Rowe Price Stable Value Common Trust Fund. The Statements of Net Assets Available for Benefits present the fair value of the fund containing these investment contracts as well as the adjustment of fully benefit-responsive investment contracts within the fund from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation - Investments are recorded at fair value, based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures used in determining asset values might cause differences from the values that would exist in a ready market due to the potential subjectivity in the estimates. Following is a description of the valuation methodologies used for assets measured at fair value.
Collective Trust Funds - The Collective Trust Funds include the Northern Trust Focus, Northern Trust Collective Aggregate Bond Index, and Northern Trust S&P 500 Index, which are all valued based on unit value either on a monthly or quarterly basis by the fund manager and are reviewed by the Plan's fiduciaries for reasonableness. The objective of these funds is to seek high total return with a shift to current income and capital appreciation over time as the funds approach the target retirement year. The Collective Trust Funds attempt to achieve this objective by investing in a combination of marketable equity securities, fixed income securities and cash. The fair values of these investments are determined by reference to the respective funds' underlying assets, which are primarily marketable equity and fixed income securities. In the event that a fund manager's valuation is not deemed reasonable, fair value is determined by the fair valuation policies prescribed by the trust agreement between the Plan and the Trustee. Redemption is permitted daily, there are no restrictions, and unfunded commitments are not applicable.

Stable Value Fund - The T. Rowe Price Stable Value Common Trust Fund (SVF) is an open ended fund from which trust units may be redeemed on a daily basis.  The investment objectives of this fund are to maximize current income consistent with the maintenance of principal and to provide for benefit-responsive participant withdrawals at contract value for certain events without penalty or adjustment. The SVF attempts to achieve these objectives by investing primarily in Guaranteed Investment Contracts (GICs), Bank Investment Contracts (BICs), Synthetic Investment Contract (SICs), and Separate Account Contracts (SACs). Retirement plans are required to provide 12- or 30- month advance notice to the Trustee prior to redemption of trust units; the notice period may be shortened or waived by fund Trustee. Unfunded commitments are not applicable.

Certain conditions outside the normal operations of the Trust that cause withdrawal from an investment contract may result in a negative market value adjustment, limiting the SVF's ability to transact at contract value. Examples of such events include, but are not limited to, partial or complete legal termination of the fund or a unit holder, tax disqualification of the fund or a unit holder, and certain fund amendments if the issuers’ consent is not obtained. As of December 31, 2014, the occurrence of an event outside the normal operation of the fund that would cause a withdrawal from an investment contract is not considered to be probable.

The contract value of the SVF was approximately $135,301,000 and $147,079,000 for the Plan at December 31, 2014 and 2013, respectively. The fair value of the SVF was approximately $137,292,000 and $149,164,000 for the Plan at December 31, 2014 and 2013, respectively. The fair value of the SVF is determined based on the fair value of the underlying assets in the funds on the close of business on the valuation date.

The average yields earned by the Plan for all investments held by the SVF were 1.83% and 2.06% for the year ended December 31, 2014 and 2013, respectively. The average yield earned by the Plan for all investments held by the SVF based on the actual interest rates credited to participants was 2.29% for the years ended December 31, 2014 and 2013.

BorgWarner Inc. Common Stock - BorgWarner Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing.

Mutual Funds - The Mutual Funds are investment vehicles stated at fair value based on quoted market prices as reported by the Trustee.

Money Market Funds - The Money Market Funds invest in high-quality short-term securities. In accordance with Rule 2a-7 under the 1940 Act, the funds are valued at amortized cost method, which approximates fair value. This method of valuation is designed to enable the funds to price its shares at $1.00 per share, although each fund's share price may deviate from $1.00 per share. The objectives of these funds are to preserve capital, liquidity, and achieve the highest possible current income.

Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including a stable value fund, mutual funds, collective trust funds, money market funds and BorgWarner Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Administrative Expenses - Transfer taxes and brokerage expenses attributable to the Plan assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Plan administration are charged to participant accounts, where applicable, or are paid in such manner as the Company determines, and is in accordance with the Plan documents.
Payment of Benefits - Benefits are recorded when paid.

3.	EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

The Plan invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain investments are shares of mutual funds and other investments managed by affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for Plan operations amounted to approximately $579,000 for the year ended December 31, 2014, and are included in administrative expenses. Fees paid by the Plan to the Trustee for investment management services were included as a reduction of return earned on each fund.

The Plan held approximately 3,643,000 and 3,593,000 shares of BorgWarner Inc. common stock, the sponsoring employer, at December 31, 2014 and 2013, respectively. These shares had a fair value of approximately $200,166,000 and $200,870,000 at December 31, 2014 and 2013, respectively.
The costs and expenses incurred by the Trustee under the Plan and the fee charged by the Trustee are charged to the Plan. The Company has the right to be reimbursed each year from the Plan for the cost to the Company of bank fees and auditing fees.

4.	TAX STATUS

The Plan obtained a favorable determination letter, dated August 1, 2014, in which the Internal Revenue Service (IRS) stated the Plan complied with applicable requirements of the IRC. The Plan has been amended since the receipt of the determination letter; however, the fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the IRC. The fiduciaries of the Plan believe that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2011.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013 (in thousands):

	2014	2013
Net assets available for benefits per the financial statements	$1,007,444	$991,234
Adjustment from contract value to fair value for interest in common trust relating to fully benefit-responsive investment contracts	1,990	2,085
Amounts allocated to withdrawing participants	(3)	(193)
Net assets available for benefits per the Form 5500	$1,009,431	$993,126

The following is a reconciliation of net investment income per the financial statements to the Form 5500 for the year ended December 31, 2014 (in thousands):

2014
Total net investment income per the financial statements	$40,424
Change in adjustment from contract value to fair value for interest in common trust relating to fully benefit-responsive investment contracts	(95)
Net investment income per the Form 5500	$40,329

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2014 (in thousands):

2014
Participants' withdrawals per the financial statements	$75,273
Amounts allocated to withdrawing participants at December 31, 2013	(193)
Amounts allocated to withdrawing participants at December 31, 2014	3
Participants' withdrawals per the Form 5500	$75,083

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims and/or rollover distributions that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

6.INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2014 and 2013 (in thousands):

	2014		2013
Northern Trust S & P 500 Index	$211,311		$191,997
BorgWarner Inc. Common Stock	200,166		200,870
T. Rowe Price Stable Value Common Trust Fund	137,292		149,164
Vanguard Mid-Cap Index Fund	68,916		63,464
Northern Trust Focus 2020	50,630		46,934	*
Harbor International Fund	49,289	*	54,535
Buffalo Small Cap Fund	47,746	*	57,531
*Investment is not equal to or greater than 5% of net assets available for benefits in the respective year
During 2014, the fair value of the Plan's investments (including net appreciation and depreciation on investments bought and sold, as well as held during the year) appreciated by approximately $29,269,000 as follows (in thousands):

2014
Collective Trust Funds	$36,957
BorgWarner Inc. Common Stock	(2,140)
Mutual Funds	(5,548)
Net appreciation in fair value of investments	$29,269

7.	FAIR VALUE MEASUREMENTS

ASC Topic 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and requires expanded disclosures about fair value measurements. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

Level 1:	Observable inputs such as quoted prices for identical assets or liabilities in active markets;

Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Plan assets are measured at fair value using the market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
The following tables classify the Plan investments measured at fair value by level within the fair value hierarchy as of December 31, 2014 and 2013, respectively:

		Basis of Fair Value Measurements
(in thousands)	Balance at December 31, 2014	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collective Trust Funds:
Northern Trust Focus Funds	$249,688	$—	$249,688	$—
Northern Trust S & P 500 Index	211,311	—	211,311	—
Northern Trust Collective Aggregate Bond Index	32,467	—	32,467	—
BorgWarner Inc. Common Stock	200,166	200,166	—	—
T. Rowe Price Stable Value Common Trust Fund	137,292	—	137,292	—
Mutual Funds:
Vanguard Mid-Cap Index Fund	68,916	68,916	—	—
Harbor International Fund	49,289	49,289	—	—
Buffalo Small Cap Fund	47,746	47,746	—	—
Money Market Funds:
T. Rowe Price Prime Reserve Fund	182	—	182	—
Cash Fund (Northern Trust Short Term Investment Fund)	1	—	1	—
Total Investments at Fair Value	$997,058	$366,117	$630,941	$—

		Basis of Fair Value Measurements
(in thousands)	Balance at December 31, 2013	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collective Trust Funds:
Northern Trust Focus Funds	$232,628	$—	$232,628	$—
Northern Trust S & P 500 Index	191,997	—	191,997	—
Northern Trust Collective Aggregate Bond Index	30,996	—	30,996	—
BorgWarner Inc. Common Stock	200,870	200,870	—	—
T. Rowe Price Stable Value Common Trust Fund	149,164	—	149,164	—
Mutual Funds:
Vanguard Mid-Cap Index Fund	63,464	63,464	—	—
Buffalo Small Cap Fund	57,531	57,531	—	—
Harbor International Fund	54,535	54,535	—	—
Money Market Funds:
Cash Fund (Northern Trust Short Term Investment Fund)	293	—	293	—
T. Rowe Price Prime Reserve Fund	130	—	130	—
Total Investments at Fair Value	$981,608	$376,400	$605,208	$—

8.	SUBSEQUENT EVENTS
Effective April 1, 2015, the Plan was amended for non-collectively bargained, non-highly compensated participant contributions to automatically increase by 1% each year to a maximum of 10%, unless the participant chooses to opt out.

The Plan has evaluated subsequent events through June 5, 2015, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULE

BORGWARNER INC. RETIREMENT SAVINGS PLAN

FORM 5500 - SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

EIN: 13-3404508
Plan Identification Number: 066

(in thousands)

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value and Number of Shares Outstanding	Cost**	Current Value

	Northern Trust Focus Income Fund	Collective Trust Fund - 6,611		$909
	Northern Trust Focus 2010 Fund	Collective Trust Fund - 141,327		20,132
	Northern Trust Focus 2015 Fund	Collective Trust Fund - 185,883		27,040
	Northern Trust Focus 2020 Fund	Collective Trust Fund - 340,441		50,630
	Northern Trust Focus 2025 Fund	Collective Trust Fund - 223,058		33,831
	Northern Trust Focus 2030 Fund	Collective Trust Fund - 246,712		38,235
	Northern Trust Focus 2035 Fund	Collective Trust Fund - 190,556		30,096
	Northern Trust Focus 2040 Fund	Collective Trust Fund - 161,634		25,755
	Northern Trust Focus 2045 Fund	Collective Trust Fund - 89,334		14,238
	Northern Trust Focus 2050 Fund	Collective Trust Fund - 41,843		6,676
	Northern Trust Focus 2055 Fund	Collective Trust Fund - 13,435		2,146
	Northern Trust S&P 500 Index	Collective Trust Fund - 994,120		211,311
	Northern Trust Collective Aggregate Bond Index	Collective Trust Fund - 261,220		32,467
*	BorgWarner Inc. Common Stock	Company Stock - 3,642,695		200,166
*	T. Rowe Price Stable Value Common Trust Fund	Stable Value Common Trust Fund - 135,301,348		137,292
	Vanguard Mid-Cap Index Fund	Mutual Fund - 2,039,539		68,916
	Harbor International Fund	Mutual Fund - 760,864		49,289
	Buffalo Small Cap Fund	Mutual Fund - 1,510,474		47,746
*	T. Rowe Price Prime Reserve Fund	Money Market Fund - 182,387		182
	Cash Fund (Northern Trust Short Term Investment Fund)	Money Market Fund - 1,067		1
*	Participant loans	Participant loans, interest rates generally ranging from 4.25% to 9.50%; loan terms generally ranging from 6 months to 5 years	—	11,530
				$1,008,588

____________________________________

*	Denotes party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Name: BorgWarner Inc. Retirement Savings Plan

By:	/s/ James R. Verrier
Name:	James R. Verrier
Title:	Member of Employee Benefits Committee

By:	/s/ Ronald T. Hundzinski
Name:	Ronald T. Hundzinski
Title:	Member of Employee Benefits Committee

By:	/s/ Steven G. Carlson
Name:	Steven G. Carlson
Title:	Member of Employee Benefits Committee

By:	/s/ Kim R. Jenett
Name:	Kim R. Jenett
Title:	Chairperson of Employee Benefits Committee

Date: June 5, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1	Consents of Independent Registered Public Accounting Firms